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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 65977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED 2018 FEB 27 AM 8:11 SEC / TM

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Short Hills Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

251 E. 51st Street, Suite 9C
(No. and Street)

New York	**N.Y.**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin A. Pollack **(212) 758-7899**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2018 DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Kevin A. Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Short Hills Capital LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

Kevin A Pollack
Signature

President
Title

See right MG
Notary Public

STATE OF New York
COUNTY OF New York
SUBSCRIBED AND SWORN TO BEFORE ME THIS 20th DAY OF February, 2018,
BY Kevin Andrew Pollack
Matthew J Goldberg
NOTARY PUBLIC
MATTHEW J GOLDBERG
Notary Public State of New York
Qualified in New York County
My Commission Expires Dec 27, 2020
No. 01GO6352547

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SHORT HILLS CAPITAL LLC
Financial Statements and Schedules
as of December 31, 2017
With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Short Hills Capital LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2002.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 9, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

SHORT HILLS CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
Cash and cash equivalents	$	146,598
Other assets	$	9,438
Total Assets	$	156,036
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts Payable	$	753
Total Liabilities	$	753
Member's Equity	$	155,283
Total liabilities and member's equity	$	156,036

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Other	$	24,999
Total Revenues	$	24,999
EXPENSES		
Other operating expenses	$	15,504
Other expenses	$	300
Total expenses	$	15,804
NET INCOME	$	9,195

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	9,195
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts payable	$	557
Decrease in other assets	$	195
Net cash provided by operating activities	$	9,947
NET INCREASE IN CASH	$	9,947
CASH, at beginning of year	$	136,651
CASH, at end of year	$	146,598

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$	146,088
Net income	$	9,195
Balance, December 31, 2017	$	155,283

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2017

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed in April 2003.

The Company is a registered broker-dealer subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of New York.

The Company's primary business is to provide investment banking and valuation services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

INCOME TAXES

The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they

are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $145,845 which was $140,845 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .0052 to 1.0.

DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through the date the financial statements were available to be issued.

RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its owner at no cost. The fair value of office space is considered insignificant.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

CONTINGENCIES, REVENUES AND CONCENTRATION

The Company is subject to litigation and arbitration in the normal course of business. At December 31, 2017, the Company has no matter pending where the Company is defendant.

During 2013, the Company filed a claim to collect fees from a customer. After settlement, the customer defaulted and in September 2016 agreed to pay the Company additional monies. All of the revenues recognized during 2017 consist of payments received pursuant to the matter. The remaining balance receivable from the matter at December 31, 2017 of approximately $6,667 has not been recognized in the accompanying financial statements as the likelihood of collection is unknown.

SHORT HILLS CAPITAL LLC

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2017

COMPUTATION OF NET CAPITAL:		
Total member's equity	$	155,283
Less nonallowable assets	$	(9,438)
Net capital	$	145,845
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness	$	753
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
EXCESS NET CAPITAL	$	140,845
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.52%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There was no significant difference between net capital in the FOCUS report as of December 31, 2017 and net capital reported above.

SHORT HILLS CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2017

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Short Hills Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Short Hills Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Short Hills Capital LLC stated that Short Hills Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Short Hills Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Short Hills Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 9, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Short Hills Capital LLC

251 E. 51st St., Suite 9C
New York, NY 10022
Tel: (212) 758-7899

BROKER DEALERS ANNUAL EXEMPTION REPORT

Short Hills Capital LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

Short Hills Capital LLC met the aforementioned exemption provisions throughout the most recent year ended December 31 without exception.

Kevin Pollack

Kevin Pollack
President
February 1, 2018